**NEWALTA**
*Better ways to manage waste*

07021444

February 20, 2007



Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

**Re: Newalta Income Fund (the "Fund")**
**File No. 82-34834**
**Exemption Pursuant to Rule 12g3-2(b)**

SUPPL

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated February 15, 2007; and

2. Notice of Meeting and Record Date from Valiant Trust Company dated February 16, 2007.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

**NEWALTA CORPORATION,**
**as agent for and on behalf of**
**NEWALTA INCOME FUND**



Took Whiteley
Vice President and General Counsel

TBW/vz
Encl.

NEWALTA CORPORATION
1200, 333 - 11 Avenue S.W.
Calgary, AB T2R 1L9

TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

**NEWALTA**

**NEWS RELEASE**
*For Immediate Release:*
*TSX Trading Symbol: NAL.UN*

**Newalta Income Fund Announces February Distribution**

CALGARY, Alberta, Canada, February 15, 2007 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of 18.5 cents per trust unit for the month of February 2007, payable on March 15, 2007, to all unitholders of record on February 28, 2007. The ex-distribution date is February 26, 2007.

Newalta's DRIP provides eligible unitholders with the opportunity to reinvest their monthly distribution to acquire additional trust units at a purchase price equal to 95% of the average market price. The deadline for completing and delivering enrollment forms to Valiant Trust Company is 3:00 pm (MST) on the business day immediately preceding the record date.

Based on the February 15, 2007 closing price of $26.67 per trust unit, the February distribution represents an annualized cash-on-cash yield of approximately 8.3%.

*Newalta Income Fund is one of Canada's leading industrial waste management and environmental services companies and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.*

- 30 -

For further information, please contact:

**Anne M. MacMicken**
**Director, Investor Relations**
**Phone: (403) 806-7019**

**File No. 82-34834**

VALIANT TRUST COMPANY
Subsidiary of Canadian Western Bank

Suite 310 606 4th Street SW
Calgary, Alberta T2P 1T1
Phone 403 233-2801 Fax 403 233-2857

VIA SEDAR

February 16, 2007

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Autorité des Marches Financiers
Ontario Securities Commission

Dear Sirs,

**Re: Newalta Income Fund**
**<u>Annual & Special Meeting of Unitholders</u>**

We are pleased to advise you of the details of the upcoming meeting of the unitholders of Newalta Income Fund:

| | |
|---|---|
| Issuer: | Newalta Income Fund |
| Meeting Type: | Annual & Special Meeting |
| Meeting Date: | May 9, 2007 |
| Record Date of Notice: | March 14, 2007 |
| Record Date of Voting: | March 14, 2007 |
| Beneficial Ownership Determination Date: | March 14, 2007 |
| Class of Securities Entitled to Receive Notice | Trust Units |
| Class of Securities Entitled to Vote: | Trust Units |
| Place: | Calgary, Alberta |

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 – 101 regarding Shareholder Communication, in our capacity as the agent for Newalta Income Fund.

Yours truly,

*'Signed"*
June Lam
Officer, Income Trusts

cc: Newalta Income Fund
Attn: Took Whiteley

END